40 - 33
Branch 20



ROPES & GRAY LLP "ALLIANCE LIFE VARIABLE ACCOUNT A"
45 ROCKEFELLER PLAZA NEW YORK, NY 10111-0087 212-841-5700 F 212-841-5725
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

June 10, 2005

811-04965

Tamar S. Tal
(212) 841-0476
ttal@ropesgray.com



05062790



SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C.
209
SECTION

BY FEDERAL EXPRESS

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam:

On behalf of Allianz Global Investors Fund Management LLC (formerly known as PA Fund Management LLC), NFJ Investment Group LP, Nicholas-Applegate Capital Management LLC, Cadence Capital Management LLC, RCM Capital Management LLC, Donald P. Carter, Gary A. Childress, Theodore J. Coburn, David C. Flattum, W. Bryant Stooks, and Gerald M. Thorne, enclosed is a copy of the Court's "Order re Motion to Dismiss," entered in the U.S. District Court for the Central District of California (*Mutchka v. Harris,* Case Number SACV05-0034 JVS (ANx)). This document is being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

If you have any questions regarding this filing, please contact me at (212) 841-0476.

Please acknowledge receipt of this filing by signing the enclosed copy of this letter and returning it to me in the enclosed self-addressed, post-paid envelope.

Very truly yours,

Tal

Tamar S. Tal



PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

Enclosure

cc: Robert A. Skinner, Esq. (w/o enclosure)
Mark D. Rowland, Esq. (w/o enclosures)
James T. Canfield, Esq. (w/o enclosures)

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

CHARLES MUTCHKA, ET AL,

Plaintiffs,

v.

BRENT R. HARRIS, ET AL,

Defendant.

CASE NO. - SACV 05-34 JVS (ANx)

Order re Motion to Dismiss

Defendants have filed the instant motion to dismiss Charles Mutchka and Pauline Mutchka's (collectively, "the Mutchkas") Complaint. For the reasons set forth below, the motion is granted in full.

I. BACKGROUND

The Mutchkas have filed this action, on behalf of themselves and others similarly situated, against the advisors, trustees, and affiliates of the Alianz Family of Mutual Funds (collectively, "Defendants").[1] The Complaint asserts that Defendants failed to ensure that the PIMCO funds participated in securities class actions for which they were eligible.

The following five causes of action are alleged: (1) violation of § 36(a) of the Investment Company Act of 1940 ("ICA")[2]; (2) violation of § 36(b) of the ICA; (3) violation of § 47(b) of the ICA; (4) breach of fiduciary duty; and (5) negligence. Defendants, through the instant motion, seek to dismiss all five claims.

II. LEGAL STANDARD

A motion to dismiss will not be granted unless it appears that the plaintiff can prove no set of facts in support of his claim that would entitle him to relief. Conley v. Gibson, 355 U.S. 41, 45-46 (1957). In resolving a Rule 12(b)(6) motion, the Court must construe the complaint in the light most favorable to the

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[1] At oral argument, defendants advised that the equity-investment funds formerly under the umbrella of Pacific Investment Management Company ("PIMCO") have been reorganized under Allianz. PIMCO continues to serves as the umbrella for bond funds, but as noted below, PIMCO and the bond fund managers were voluntarily dismissed by the Mutchkas. See notes 3, 5 infra.

[2] 15 U.S.C. § 80a-1, et seq.

plaintiff and must accept all well-pleaded factual allegations as true. Cahill v. Liberty Mutual Ins. Co., 80 F.3d 336, 337-38 (9th Cir. 1996). The Court must also accept as true all reasonable inferences to be drawn from the material allegations in the complaint. Pareto v. F.D.I.C., 139 F.3d 696, 699 (9th Cir. 1998).

III. DISCUSSION

A. Standing

Preliminarily, Defendants argue that the Mutchkas do not have standing to bring this action because the Complaint does not allege that the specific funds owned by the Mutchkas were eligible for class action settlement proceeds. (Mot., pp. 19-20.) The Mutchkas, however, argue that they are investors in the NFJ Small-Cap Value Fund, which is a mutual fund within a series of funds issued by Allianz Funds Trust ("Allianz"). (Opp'n, p. 5.) According to the Mutchkas, "every fund investing in equity securities in the PIMCO mutual fund family is part of [Allianz]." (Id.) Therefore, the Mutchkas conclude, they have individual standing to pursue claims against every equity fund in the PIMCO Fund Family. (Id.)

Defendants assert that even if the Mutchkas have standing to bring this action on behalf of NFJ Small-Cap Value Fund shareholders, they have no standing to assert claims on behalf of shareholders of other funds. (Mot., p. 20.) The Mutchkas respond by asserting that Defendants essentially are arguing that they should not be certified as class representatives, an issue that is premature and irrelevant for purposes of a motion to dismiss. (Opp'n, pp. 5-7.) According to the Mutchkas, the only relevant issue at the pleadings stage is Article III standing, not whether the they are proper class representatives under Rule 23. (Id., pp. 6-7.)

The Court agrees.

As with every attack raised on a Rule 12(b)(6) motion, the Court is guided by the facts pled in assessing standing. Broadly, there are three categories of defendants: PIMCO, the ultimate parent organization for the family of funds; [3] the management companies which act as investment advisors and have "the responsibility for the day-to-day management of the" funds;[4] and the individual defendants who are members of the "Board of Directors for the Funds . . . [which] oversee the management of the Funds."[5] Although greater clarity would be preferable, the Complaint can be read to plead that PIMCO, the investment advisors, and the individual defendants played a role in each of the funds.[6]

Defendants premise their standing argument on the fact that the Mutchka's only owned shares in one fund. At least on standing grounds, there is no basis for precluding the Mutchkas' from asserting claims against the defendants on the basis that they managed funds other than the one in which the Mutchkas invested. Fallick v. Nationwide Mutual Ins. Co., 162 F.3d 410, 422-24 (6th Cir. 1998). They have pled facts which establish an actual controversy and injury with respect to each defendant, and that is sufficient for standing. Whether the Mutchkas can represent the holders of other funds on a class basis is a question to be addressed if

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[3]Complaint, ¶11. PIMCO has been dismissed.

[4]Id., ¶¶ 13.A through 13.E.

[5]Id, ¶ 12. A number of these individuals, including the lead defendant Brent R. Harris, have been dismissed.

[6]The Court assumes this to be the case for its analysis, and if discovery proves otherwise, there would be obvious jurisdictional consequences. See discussion in text, infra.

and when they attempt to certify such a class. (Id. at 423.)

The present case is to be distinguished from the situation where only a subset of the defendants played a role in the management of the fund in which the Mutchkas invested. If a defendant played no role in the management of their fund, there is a substantial question whether there is standing even if the defendant played an analogous role in some other funds. See La Mar v. H& B Novelty & Loan Co., 489 F.2d 461, 464 (9th Cir. 1973). The Ninth Circuit has explained that "[s]tanding is a jurisdictional element that must be satisfied prior to class certification." Lee v. State of Or., 107 F.3d 1382, 1390 (9th Cir. 1997) (quotation marks omitted). The court in Henry v. Circus Circus Casinos, Inc., 223 F.R.D. 541 (D. Nev. 2004), recognized that "a plaintiff who lacks Article III standing to sue a defendant may not establish standing 'through the back door of a class action.'" Id. at 544 (quoting Allee v. Medrano, 416 U.S. 802, 828-29 (Burger, C.J., concurring in part and dissenting in part)).

The Court rejects the Defendants' standing attack at the pleading stage.

B. Federal ICA Claims

1. Section 36(b)

Section 36(b) of the ICA provides that "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser . . . ." 15 U.S.C. § 80a-35(b). Claims under this section may be brought "by the [Securities and Exchange] Commission, or by a security holder of such registered investment company on behalf of such company . . . ." Id.

Defendants move to dismiss the Mutchkas' claim under Section 36(b) for two reasons: (1) the claim must be brought derivatively, and the Mutchkas have not made demand or argued that it is excused; and (2) even if the claim can be brought directly, the Mutchkas fail to state a claim because "the allegations have virtually nothing to do with the advisory fees." (Mot., pp. 5-10, 14-16.)

Turning initially to Defendants' second argument, Section 36(b) is clear that it provides a cause of action only for a breach of fiduciary duty "with respect to the receipt of compensation for services." 15 U.S.C. § 80a-35(b) (emphasis supplied). Indeed, "Section 36(b) is sharply focused on the question of whether the fees themselves were excessive . . . ." Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 328 (4th Cir. 2001). The Mutchkas do not dispute the limited nature of a claim under Section 36(b), but argue that, as a result of Defendants' alleged breach of their general fiduciary duties, "any and all compensation [they] received for their services to fund shareholders is excessive." (Opp'n, p. 20) (emphasis in original). To support this argument, the Mutchkas rely on Krantz v. Prudential Invs. Mgmt. L.L.C., 77 F.Supp.2d 559 (D.N.J. 1999), which states that "receipt of compensation while breaching a fiduciary duty violates Section 36(b) . . . ." Id. at 565.

The Court does not believe that Section 36(b) is meant to be interpreted as broadly as the Mutchkas posit. If it were, then a claim always would be tenable under Section 36(b) whenever an investment advisor breached any fiduciary duty. That, however, is not the purpose of 36(b). As many circuits have recognized, Section 36(b) is limited in scope and only is meant to provide a cause of action against investment advisors who charge excessive fees. See, e.g., Kamen v. Kemper Fin. Servs., 908 F.2d 1338, 1339-40 (7th Cir. 1990) (rev'd on other grounds, 500 U.S. 90 (1991)); Migdal, 248 F.3d at 328. To conclude that any fee is excessive merely because investment advisors allegedly have breached some other fiduciary duty is inconsistent with the meaning of the statute and thus is rejected by the Court.

However, even if the scope of Section 36(b) can be extended to provide a cause of action against investment advisors who breach any fiduciary duty, the Mutchkas' claim still must fail because it has not been brought derivatively. The plain language of Section 36(b) provides that a claim may only be brought by the SEC or "by a security holder of such registered investment company on behalf of such company . . . ." 15 U.S.C. § 80a-35(b) (emphasis added); Olmsted v. Pruco Life Ins. Co. of New Jersey, 283 F.3d 429, 433 (2d Cir. 2002) ("Congress explicitly provided in § 36(b) of the ICA for a private right of derivative action for investors . . . ."). Furthermore, to the extent that state law governs the issue of shareholder standing,[7] Massachusetts law[8] is in accord and requires claims for breach of a fiduciary duty to be brought derivatively. Jernberg v. Mann, 358 F.3d

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[7]Although the Ninth Circuit never has addressed the issue, the Second Circuit has held that "the ICA lacks sufficient indicia of Congressional intent for courts to fashion nationwide legal standards to overcome the presumption that state-law rules on questions of corporation law will be applied." Strougo v. Bassini, 282 F.3d 162, 169 (2d Cir. 2002) (citing Kamen, 500 U.S. at 98-99).

[8]The parties do not dispute that the funds are established under Massachusetts and thus Massachusetts law controls questions of state law. (See Mot., p. 17; Opp'n, p. 10.)

131, 135 (1st Cir. 2004) (explaining that, under Massachusetts law, "[a] director or officer of a corporation does not occupy a fiduciary relation to individual stockholders"); See Cigal v. Leader Dev. Corp., 557 N.E.2d 1119, 1123 (Mass. 1990).

Since the same substantive defect would inhere whether the Mutchkas' Section 36(b) claim is asserted in an individual or derivative capacity, leave to replead is denied, and the claim is dismissed with prejudice.

2. Section 36(a)

Claim three of the Complaint asserts a cause of action under Section 36(a) of the ICA, 15 U.S.C. § 80a-35(a). Defendants move to dismiss this claim because there is no express or implied private right of action under that section. (Mot., pp. 10-11.) The Mutchkas recognize that the statute does not provide an express private right of action, but argue that "courts in nearly every circuit have implied [private rights of action] under section 36(a) of the ICA." (Opp'n, p. 15.)

Section 36(a) addresses breaches of fiduciary duties that involve "personal misconduct." 15 U.S.C. § 80a-35(a). The statute specifically states that "[t]he [Securities and Exchange] Commission is authorized to bring an action" to enforce the provision. Id. The statute does not authorize private individuals to do the same.

Nevertheless, many courts have found that an implied private right of action exists under Section 36(a). Fogel v. Chestnutt, 668 F.2d 100, 111-12 (2d Cir. 1981); McLachlan v. Simon, 31 F. Supp. 2d 731, 737 (N.D. Cal. 1998); Young v. Nationwide Life Ins. Co., 2 F. Supp. 2d 914, 925 (S.D. Tex. 1998); Strougo v.

Scudder, Stevens, & Clark, Inc., 964 F. Supp. 783, 798 (S.D. N.Y. 1997).[9] In each of these cases, the courts placed considerable weight on the purpose and legislative history of the ICA. This analysis was proper under the United States Supreme Court's decision in Cort v. Ash, 422 U.S. 66 (1975), which instructed courts to consider four factors in determining whether an implied right of action exists.[10]

In 2001, however, the Supreme Court clarified the proper analysis when a court is presented with the question of whether an implied private right of action exists. The Court explained:

> Like substantive federal law itself, private rights of action to enforce federal law must be created by Congress. The judicial task is to interpret the statute Congress has passed to determine whether it displays an intent to create not just a private right but also a private remedy. Statutory intent on this latter point is determinative. Without it, a cause of

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[9]Other courts have found implied private rights of action under other sections of the ICA.

[10]These factors are: (1) "is the plaintiff one of the class for whose especial benefit the statute was enacted?"; (2) "is there any indication of legislative intent, explicit or implicit, either to create such a remedy or to deny one?"; (3) "is it consistent with the underlying purposes of the legislative scheme to imply such a remedy for the plaintiff?"; and (4) "is the cause of action one traditionally relegated to state law, in an area basically the concern of the States, so that it would be inappropriate to infer a cause of action based solely on federal law?" Cort, 422 U.S. at 78 (internal citations omitted).

action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute.

Alexander v. Sandoval, 532 U.S. 275, 286 (2001) (citations omitted). Therefore, "it is clear that the critical inquiry is whether Congress intended to create a private right of action." Walls v. Wells Fargo Bank, N.A., 276 F.3d 502, 508 (9th Cir. 2002).

Despite the authority cited by the Mutchkas, cases decided after Sandoval have refused to find an implied private right of action in the ICA. See, e.g., Olmsted, 283 F.3d at 432 ("No provision of the ICA explicitly provides for a private right of action for violations of either § 26(f) or § 27(i), and so we must presume that Congress did not intend one."). This Court is persuaded by the reasoning in Olmsted and finds that Congress did not intend to create a private right of action in Section 36(a). To be sure, "Congress certainly knows how to create a private right of action when it wants to . . . ." Walls, 276 F.3d at 508-09. The fact that the legislature created a private right of action in Section 36(b), but not in Section 36(a), is particularly instructive because "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private of right to enforce other sections was intentional." Olmsted, 283 F.3d at 433.[11]

Defendants' motion to dismiss Claim three is granted with prejudice.

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[11]The fact that Olmsted dealt with different sections of the ICA does not detract from the applicability of its statutory analysis here.

3. Section 47(b)

Claim five of the Complaint asserts a cause of action under ICA § 47(b), which provides that "[a] contract that is made, or whose performance involves, a violation of this subtitle, or of any rule, regulation, or order thereunder, is unenforceable by either party . . . ." 15 U.S.C. § 80a-46(b). The parties agree that Section 47(b) is remedial in nature and does not itself provide a cause of action. (Mot., p. 13; Opp'n, p. 21.)

Since the Court has already determined that the Mutchkas' other ICA claims must be dismissed, the claim under Section 47(b) necessarily fails. Tarlov v. Paine Webber Cashfund, Inc., 559 F. Supp. 429, 438 (D. Conn. 1983) ("[P]laintiff can seek relief under Section 47 only by showing a violation of some other section of the [ICA]."). Defendants' motion to dismiss Claim five is granted.

C. State-law Claims for Breach of Fiduciary Duty and Negligence

Finally, the Complaint asserts state-law causes of action for negligence and breach of fiduciary duty for Defendants' alleged failure to participate in class-action settlements. Defendants move to dismiss these claims because, they argue, Massachusetts law[12] requires them to be brought derivatively. (Mot., pp. 5-8.) The Mutchkas, on the other hand, contend that claims properly are brought as a direct action. (Opp'n, pp. 10-14.)

Under Massachusetts law, "a shareholder may bring a direct action for injuries done to him in his individual capacity if he has an injury which is separate

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[12] See note 8, *supra*.

and distinct from that suffered by other shareholders." Sarin v. Ochsner, 721 N.E.2d 932, 934 (Mass. App. Ct. 2000). If the injury merely is a reduction in the price of stock, then the suit must be derivative. Lapidus v. Hecht, 232 F.3d 679, 683 (9th Cir. 2000) (applying Massachusetts law). In other words:

> A shareholder does not acquire standing to maintain a direct action when the alleged injury is inflicted on the corporation and the only injury to the shareholder is the indirect harm which consists of the diminution in the value of his or her shares.

Id. (citing Elster v. Am. Airlines, Inc., 100 A.2d 219, 222 (Del. Ch. 1953).)

The Mutchkas attempt to avoid the conclusion that their claims must be brought derivatively by distinguishing mutual funds from stock ownership. According to the Mutchkas, "[b]ecause of the unique structure and operation of mutual funds and investment companies, it is the individual investors, rather than the funds, who directly suffer the consequences of Defendants' failure to ensure participation in securities class action settlements." (Opp'n, p. 11.) More specifically, the Mutchkas assert that "mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the [per share net asset value]." (Id., p. 12.)

The Court is unpersuaded that the distinction described by the Mutchkas is sufficient to transmute their claims from derivative to direct. Quite simply, the funds owned the securities and the funds were able to participate in class-action settlements. The fact that Defendants allegedly failed to ensure the participation injured the funds. The Mutchkas' injury is identical to every other investor's in that their pro rata share of the fund allegedly would have been more valuable had Defendants participated in the settlements.

Furthermore, the fact that the funds' per share net asset value ("NAV") is calculated daily does not make the alleged injury any more direct because the injury is not realized until an investors sells his or her shares of the fund. In that respect, mutual funds are no different than stock ownership, where the value of shares is calculated by the marketplace with each and every trade.[13]

The Court therefore finds that the Mutchkas' negligence and breach of fiduciary claims allege an injury to the funds, and thus must be brought derivatively. Defendants' motion to dismiss these claims is granted. The Court declines to grant leave to replead these claims on a derivative basis inasmuch as there is no longer any basis for federal jurisdiction in light of the rulings on the Section 36(a), Section 36(b), and Section 47(b) claims under the ICA. McKinney v. Carey, 311 F.3d 1198, 1201 n.2 (9th Cir. 2002).

IV. CONCLUSION

For the reasons stated above, Defendants' motion is granted in full, and the matter is dismissed with prejudice.

DATED: June 8, 2005



JAMES V. SELNA
UNITED STATES DISTRICT JUDGE

[13]Indeed, at oral argument, the Mutchkas acknowledged that there are funds that trade on national exchanges which are priced just this way.



COPY

ROPES & GRAY LLP
45 ROCKEFELLER PLAZA NEW YORK, NY 10111-0087 212-841-5700 F 212-841-5725
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

June 10, 2005

Tamar S. Tal
(212) 841-0476
ttal@ropesgray.com

BY FEDERAL EXPRESS

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam:

On behalf of Allianz Global Investors Fund Management LLC (formerly known as PA Fund Management LLC), NFJ Investment Group LP, Nicholas-Applegate Capital Management LLC, Cadence Capital Management LLC, RCM Capital Management LLC, Donald P. Carter, Gary A. Childress, Theodore J. Coburn, David C. Flattum, W. Bryant Stooks, and Gerald M. Thorne, enclosed is a copy of the Court's "Order re Motion to Dismiss," entered in the U.S. District Court for the Central District of California (*Mutchka v. Harris,* Case Number SACV05-0034 JVS (ANx)). This document is being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

If you have any questions regarding this filing, please contact me at (212) 841-0476.

Please acknowledge receipt of this filing by signing the enclosed copy of this letter and returning it to me in the enclosed self-addressed, post-paid envelope.

Very truly yours,

Tamar S. Tal

Enclosure

cc: Robert A. Skinner, Esq. (w/o enclosure)
Mark D. Rowland, Esq. (w/o enclosures)
James T. Canfield, Esq. (w/o enclosures)